SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            DESIGNER HOLDINGS LTD.
                               (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                        (Title of Class of Securities)

                                    250571
                                (CUSIP Number)

                            STANLEY P. SILVERSTEIN
                 Vice President, General Counsel and Secretary
                            The Warnaco Group, Inc.
                                90 Park Avenue
                           New York, New York  10016
                           Telephone: (212) 370-8455
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                              September 25, 1997
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ]

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                                                (Continued on following pages)
Exhibit Index appears on Page 10.                          Page 1 of 92 pages

CUSIP No.  250571

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1.   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

     The Warnaco Group, Inc. (IRS Identification No. 95-4032739)

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2.   Check the Appropriate Box if a Member of a Group
     (a)
     (b)

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3.   SEC Use Only

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4.   Source of Funds
     OO (See Item 3)

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5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     [  ]

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6.   Citizenship or Place of Organization

     State of Delaware

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                          7.   Sole Voting Power
   NUMBER
                               -0-
 OF SHARES
                    --------------------------------------------------------
BENEFICIALLY              8.   Shared Voting Power

 OWNED BY                 16,483,868 shares of common stock

    EACH            --------------------------------------------------------
                          9.   Sole Dispositive Power
 REPORTING
                               -0-
PERSON WITH
                    --------------------------------------------------------
                          10.  Shared Dispositive Power

                               16,483,868 shares of common stock

                    --------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     16,483,868 shares of common stock

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
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     [  ]

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13.  Percent of Class Represented by Amount in Row (11)

     51.3%

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14.  Type of Reporting Person

     CO

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
Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this statement relates is the common stock, $0.01 par value (the "DSH Common Stock"), of Designer Holdings Ltd., a Delaware corporation ("DSH"). The principal executive offices of DSH are located at 1385 Broadway, New York, New York 10018.

Item 2.   Identity and Background.
          -----------------------

          This statement is being filed by The Warnaco Group, Inc., a Delaware corporation ("Warnaco"), in connection with a stock exchange agreement dated September 25, 1997 (the "Exchange Agreement"), among Warnaco, New Rio, L.L.C. ("New Rio"), a Delaware limited liability company and the majority stockholder of DSH, and the Members of New Rio signatory thereto (the "Members"), as described in Item 6. The address of the principal business and principal executive offices of Warnaco is 90 Park Avenue, New York, New York 10016. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Warnaco is set forth on Attachment A.

          Warnaco, through its subsidiaries, designs, manufactures and markets a broad line of women's intimate apparel, such as bras, panties and sleepwear, and men's sportswear (primarily knitted and woven sport shirts), underwear and leather goods, all of which are sold under internationally recognized owned and licensed brand names.

          None of Warnaco, or, to the best of Warnaco's knowledge, any of the persons named on Attachment A attached hereto, has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          In exchange for the shares of DSH Common Stock to be acquired by Warnaco pursuant to the Exchange Agreement, Warnaco will issue to New Rio shares of its Class A Common Stock, par value $0.01 per share ("Warnaco Class A Common Stock") on the terms described in Item 6.

Item 4.   Purpose of Transaction.
          ----------------------

          See Item 6.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a) As of September 25, 1997, Warnaco became the beneficial owner of 16,483,868 shares of Common Stock and, as a result, Warnaco is the beneficial owner of approximately 51.3% of the outstanding shares of DSH

Common Stock (based on the number of shares outstanding on September 22, 1997, not including treasury shares or shares issuable upon exercise of options). Except as set forth in this Item 5, none of Warnaco or, to the best of its knowledge, any of the persons named on Attachment A attached hereto, beneficially owns any DSH Common Stock.

          (b) Warnaco does not have the sole power to vote or direct the vote of or to dispose or direct the disposition of any shares of DSH Common Stock. Warnaco has shared power to vote or direct the vote of and to dispose or direct the disposition of the 16,438,868 shares of DSH Common Stock presently held by New Rio and/or the Members. Upon completion of the Exchange described in Item 6, Warnaco will have sole power to vote and to dispose of all such shares of DSH Common Stock.

          As of the date of the Exchange Agreement, New Rio holds, and exercises any rights in connection with, 16,483,868 shares of DSH Common Stock for the benefit of its Members, for which purpose New Rio was created. The business and affairs of New Rio are managed by Charterhouse Equity Partners, L.P. and A.S. Enterprises, L.L.C. (the "Member Managers"). The Member Managers are entitled to one vote on all matters. No other Members are entitled to vote. No Member may transfer his interests in New Rio without the prior written consent of the other Members.

          (c) Since August 1, 1997, no transactions were effected in the DSH Common Stock by Warnaco or, to the best of its knowledge, any person listed in Attachment A attached hereto.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with
          -------------------------------------------------------------
          Respect to Securities of the Issuer.
          -----------------------------------

          On September 25, 1997, Warnaco, DSH and WAC Acquisition Corporation, a wholly owned subsidiary of Warnaco ("WAC"), entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, subject to the terms and conditions set forth in the Merger Agreement, the merger of WAC with and into DSH (the "Merger"), with DSH being the surviving corporation in the Merger. Consummation of the Merger is subject to approval by the stockholders of DSH and, to the extent required by the applicable regulations of the New York Stock Exchange, Warnaco, the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and certain other customary closing conditions.

          In connection with (but irrespective of any termination of) the Merger Agreement, on September 25, 1997, Warnaco, New Rio, and the Members entered into the Exchange Agreement. As of the date of the Exchange Agreement, New Rio owns 16,483,868 shares of DSH Common Stock (the "Shares"). Pursuant to the Exchange Agreement, New Rio has agreed, among other things, to transfer the Shares (the "Exchange"), all of which are owned by New Rio and which represent all of the shares of Common Stock owned by New Rio, in exchange for fully paid and nonassessable shares of Warnaco Class A Common Stock, subject to the expiration or early termination of the applicable waiting period under the HSR Act and certain other customary conditions. Under the Exchange Agreement, for each Share transferred, New Rio will receive .324 of a share of Warnaco Class A Common Stock.

          Under the Exchange Agreement, New Rio is required to vote at any meeting of the stockholders of DSH (i) in favor of the Merger, the adoption of the Merger Agreement, and all other transactions contemplated thereby,
(ii) against any action that would result in a violation by DSH of the Merger Agreement, (iii) against any extraordinary corporate transaction of DSH or any action which could materially adversely affect DSH or that would result in a change in a majority of the Board of Directors of DSH or that would result in a change in any of DSH's governing documents or otherwise materially adversely affect the benefits to Warnaco of the Merger and the Exchange Agreement.

          Under the Exchange Agreement, New Rio and the Members have agreed, among other things, not to (i) offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift) or enter into any contract, option or other arrangement or understanding (including any profit-sharing arrangement) with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the shares of DSH Common Stock or any interest therein; or (ii) grant any proxies or powers of attorney, deposit any such shares into a voting trust or enter into any other voting arrangement with respect to any such shares.

          The Exchange Agreement may be terminated by any party if the Exchange has not been consummated by June 30, 1998.

          The summary contained in this Schedule 13D of certain provisions of the Merger Agreement and the Exchange Agreement is qualified in its entirety by reference to the Merger Agreement and the Exchange Agreement attached as Exhibits 1 and 2 hereto, respectively, and incorporated herein by reference.

          Except for the Exchange Agreement and the Merger Agreement, to the best knowledge of Warnaco, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Warnaco, the Stockholder, or between such persons or any person with respect to any securities of DSH except as referred to or described in this Schedule 13D.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

Exhibit 1 Agreement and Plan of Merger among The Warnaco Group, Inc., WAC Acquisition Corporation and Designer Holdings Ltd., dated as of September 25, 1997 (the "Merger Agreement").

Exhibit 2 Stock Exchange Agreement by and among The Warnaco Group, Inc., New Rio, L.L.C., and the Members of New Rio, L.L.C. signatory thereto, dated as of September 25, 1997 (the "Exchange Agreement").

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  October 1, 1997

                                  THE WARNACO GROUP, INC.



                                  By:  /s/ Stanley P. Silverstein
                                       --------------------------------------
                                           Stanley P. Silverstein
                                           Vice President, General Counsel
                                              and Secretary

                                 Attachment A

Executive Officers and Directors of The Warnaco Group, Inc.
-----------------------------------------------------------

                 The names and titles of the executive officers and the names of the directors of Warnaco and each of their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of Warnaco.
Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position at Warnaco and each individual is a United States citizen.

Executive Officers                Position; Present Principal Occupation
------------------                --------------------------------------

Linda J. Wachner                  Chairman of the Board, President and Chief
                                  Executive Officer

William S. Finkelstein            Director, Senior Vice President and Chief
                                  Financial Officer

Stanley P. Silverstein            Vice President, General Counsel and Secretary

Carl J. Deddens                   Vice President and Treasurer

Directors                         Present Principal Occupation
---------                         ----------------------------

Joseph A. Califano, Jr.           Chairman and President
                                  The Center on Addiction &
                                     Substance Abuse
                                  Columbia University
                                  152 West 57th Street
                                  New York, NY  10019

Joseph H. Flom                    Attorney and Partner
                                  Skadden, Arps, Slate, Meagher & Flom
                                  919 Third Avenue
                                  New York, NY  10022

Andrew G. Galef                   Chairman
                                  The Spectrum Group, Inc.
                                  11050 Santa Monica Blvd.
                                  Suite 1400
                                  Los Angeles, CA  90025

Walter F. Loeb                    President and Publisher
                                  Loeb Retail Letter
                                  1440 Broadway
                                  10th Floor
                                  New York, NY  10018

Stewart A. Resnick                Chairman and Chief Executive Officer
                                  Franklin Mint Corporation
                                  Franklin Center, PA  19091

                                 EXHIBIT INDEX


Exhibit No.              Description                             Page No.
-----------              -----------                             --------

Exhibit 1       Agreement and Plan of Merger by and among           11
                The Warnaco Group, Inc., WAC Acquisition
                Corporation and Designer Holdings Ltd.,
                dated as of September 25, 1997.
Exhibit 2       Stock Exchange Agreement by and among The           68
                Warnaco Group, Inc., New Rio, L.L.C., and the Members of New Rio, L.L.C. signatory thereto, dated as of September 25, 1997.